S A M E X M I N I N G C O R P .
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: samex@telus.net WEB SITE: www.samex.com

October 28, 2004

BC Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  Quarterly Report for SAMEX Mining Corp.

This is a Confirmation of Mailing regarding the SEDAR Filing of Form 51-901F Quarterly Report, Interim Financial Statements and Schedules B & C for the above referenced Company.  This report covers the period ended August 31, 2004 and has been approved by the Board of Directors and duly executed by two directors of the Company in accordance with your regulations.

WE HEREBY CERTIFY THAT a copy of the above referenced Quarterly Report was mailed, by the Company on October 28, 2004, to all shareholders who, pursuant to National Instrument 54-101, requested to receive the Company’s interim financial statements and are listed on the Company’s supplemental mailing list.

Thank you for your assistance in this matter.

Yours truly,

Per:   “Jeffrey P. Dahl”

Per:

“Larry D. McLean”

Jeffrey P. Dahl

  Larry D. McLean

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange – filed on SEDAR

Alberta Securities Commission – filed on SEDAR

Computershare Investor Services, Attn: Kim Wong

Dale Dobson

U.S. Securities Commission – filed on EDGAR